American Realty Capital Properties, Inc.

2325 East Camelback Road

Suite 1100

Phoenix, AZ 85016

July 10, 2015

VIA EDGAR

Ms. Jennifer Gowetski

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	American Realty Capital Properties, Inc.

Form 10-K for the year ended December 31, 2014

Filed on March 30, 2015

File No. 001-35263

American Realty Capital Properties, Inc.

Form 10-K/A for the year ended December 31, 2014

Filed on April 30, 2015

File No. 001-35263

ARC Properties Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2014

Filed on March 30, 2015

File No. 333-197780

ARC Properties Operating Partnership, L.P.

Form 10-K/A for the year ended December 31, 2014

Filed on April 30, 2015

File No. 333-197780

Dear Ms. Gowetski:

We are writing in response to your letter dated June 5, 2015, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the above mentioned filings for American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. (together, the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Ms. Gowetski

Division of Corporation Finance

July 10, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.	We note your response to comment 3 of our letter. Additionally, we note the disclosure on page 60 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 that “[d]ue to the Restatement, selling agreements for the Managed REITs in their offering stages were suspended. Accordingly, our Cole Capital results of operations for the three months ended March 31, 2015, compared to the three months ended March 1, 2014, reflect decreases in most categories.” In future Exchange Act periodic reports, please revise your disclosure to more specifically describe and quantify the effect of this suspension on (i) the revenue generated by Cole Capital, (ii) the general and administrative expenses associated with Cole Capital’s capital raising activity and (iii) any known trends or uncertainties that have had or you reasonably expect will have a material impact on Cole Capital’s revenues.

Response: In future Exchange Act periodic reports, the Company will add disclosure to more specifically describe and quantify the effect of the suspension on (i) the revenue generated by Cole Capital, (ii) the general and administrative expenses associated with Cole Capital’s capital raising activity and (iii) any known trends or uncertainties that have had or we reasonably expect will have a material impact on Cole Capital’s revenues, to the extent such disclosure is still relevant to the Company.

Liquidity and Capital Resources

Availability of Funds from Credit Facilities, page 66

2.	We note your response to comment 7 of our letter. In future Exchange Act periodic reports, to the extent material, we continue to believe that you should revise your disclosure to more fully describe and quantify these certain payments made by the company to the former manager and its affiliates that were not sufficiently documented or that otherwise warrant scrutiny and clarify that you have not concluded that the recovery of such payments is reasonably possible. Please revise accordingly or advise.

Response: As the Company’s counsel advised you by telephone, we are still evaluating whether it would be appropriate to expand on our existing disclosure concerning potential claims arising from past transactions with the Former Manager and its affiliates. If we determine that additional disclosure is appropriate, we will advise you in advance of our upcoming quarterly filing.

[Remainder of this page left intentionally blank]

Ms. Gowetski

Division of Corporation Finance

July 10, 2015

If you have any questions or require any additional information, please feel free to contact me at (212) 413-9104.

Sincerely,

/s/ Michael J. Sodo
Michael J. Sodo
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Yoel Kranz

David Roberts

Goodwin Procter LLP